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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FAMILY HOME HEALTH SERVICES INC.
                        --------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   307014 10 0
                                   -----------
                                 (CUSIP Number)

                               James H. Pilkington
                       801 West Ann Arbor Trail, Suite 200
                            Plymouth, Michigan 48170
                                 (734) 414-9990

                                 With a Copy to:
                             Robert A. Hudson, Esq.
                                   Butzel Long
                          150 West Jefferson, Suite 100
                             Detroit, Michigan 48226
                                 (313) 225-7019
                                 --------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 17, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(000133018/0001)(/735794-3)(3/24/2005)

CUSIP No.  307014 10 0

--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       James H. Pilkington
                           -----------------------------------------------------

--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
           ---------------------------------------------------------------------

       (b)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

    3. SEC Use Only
                    ------------------------------------------------------------

--------------------------------------------------------------------------------

    4. Source of Funds (See Instructions) OO
                                            ------------------------------------

--------------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    ------------------------------------------------------------

--------------------------------------------------------------------------------

    6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

              7. Sole Voting Power 12,025,000

             -------------------------------------------------------------------
Number of
Shares        8. Shared Voting Power 0
Beneficially
Owned by     -------------------------------------------------------------------
Each
Reporting     9. Sole Dispositive Power 12,025,000
Person With
             -------------------------------------------------------------------

             10. Shared Dispositive Power 0

--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person
       12,025,000(1)
                     -----------------------------------------------------------

--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------

--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11) 45.8%
                                                                ----------------

--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

(1) Includes (a) 1,596,000 shares (approximately 6.1% of the outstanding class of common stock of the Issuer) owned by the Pilkington Charitable Remainder Unitrust of which Mr. Pilkington is trustee; and (b) 76,000 shares (less than 1% of the outstanding class of common stock of the Issuer) owned by God's Children Foundation-II (the "Foundation") of which Mr. Pilkington is the President and a director and of which Patricia Pilkington (Mr. Pilkington's spouse) is a director. The power to vote and dispose of the shares held by the Foundation is vested in the directors.

CUSIP No.  307014 10 0

--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Pilkington Charitable Remainder Unitrust 55-08830238
                                                            --------------------

--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
           ---------------------------------------------------------------------

       (b)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

    3. SEC Use Only
                    ------------------------------------------------------------

--------------------------------------------------------------------------------

    4. Source of Funds (See Instructions) OO
                                             -----------------------------------

--------------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                    ------------------------------------------------------------

--------------------------------------------------------------------------------

    6. Citizenship or Place of Organization FL

--------------------------------------------------------------------------------

              7. Sole Voting Power 1,596,000

             -------------------------------------------------------------------
Number of
Shares        8. Shared Voting Power 0
Beneficially
Owned by     -------------------------------------------------------------------
Each
Reporting     9. Sole Dispositive Power 1,596,000
Person With
             -------------------------------------------------------------------

             10. Shared Dispositive Power 0

--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,596,000
                                                                             ---

--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------

--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11) 6.1%
                                                               -----------------

--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions) OO

--------------------------------------------------------------------------------

Item 1 - Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Family Home Health Services Inc., a Nevada corporation (the "Issuer") having its principal executive offices at 801 West Ann Arbor Trail, Suite 200, Plymouth, Michigan 48170.

Item 2 - Identity and Background.

      (a) This statement is being filed by James H. Pilkington and the Pilkington Charitable Remainder Unitrust (the "Trust") (each, a "Reporting Person" and, collectively, the "Reporting Persons").

      (b) The business address of each of the Reporting Persons is 801 West Ann Arbor Trail, Suite 200, Plymouth, Michigan 48170.

      (c) Mr. Pilkington is the Vice President, Chief Development Officer and a director of the Issuer. The Trust was created to benefit charitable purposes as permitted pursuant to the rules and regulations that govern charitable remainder unitrusts.

      (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining for future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Pilkington is a United States citizen.

Item 3 - Source and Amount of Funds or Other Consideration.

      Effective on January 17, 2005, Mr. Pilkington, Kevin R. Ruark and Family Home Health Services, LLC, a Delaware limited liability company, entered into and closed on an Ownership Exchange Agreement with the Issuer pursuant to which:

      (a) the Issuer issued 10,000,000 shares of Common Stock to each of the Messrs. Pilkington and Ruark (an aggregate of 20,000,000 shares of Common Stock) in exchange for all outstanding membership interests of Family Home Health Services, LLC held by them;

      (b)   Mr. Marvin Winick resigned as the Issuer's President;

      (c) Messrs. Pilkington and Ruark were appointed as officers of the Issuer.

      In addition, upon the closing of the Ownership Exchange Agreement, on January 17, 2005, pursuant to an understanding among the parties as part of the transaction (including the Ownership Exchange Agreement), Mr. Winick transferred 2,025,000 shares of Common Stock to each of Messrs. Pilkington and Ruark (an aggregate of 4,050,000 shares of Common Stock) for no additional consideration. These shares of Common Stock were gifted by Messrs. Pilkington and Ruark to certain charitable entities organized by each of them. The shares of Common Stock transferred by Mr. Winick to Mr. Pilkington were transferred to the parties and in the amounts set forth below:

James H. Pilkington                             353,000 shares of Common Stock
Pilkington Charitable Remainder Unitrust      1,596,000 shares of Common Stock
God's Children Foundation - II                   76,000 shares of Common Stock

      The issuances of Common Stock by the Issuer and the transfers of Common Stock by Mr. Winick were made in reliance upon the exemptions for resales under Sections 4(1) and 4(2) of the Securities Act of 1933, as amended. Each of Messrs. Pilkington and Ruark made their own independent decisions to enter into and perform the transactions described above.

Item 4 - Purpose of Transaction.

      Mr. Pilkington acquired his shares of Common Stock to acquire control of the Issuer and for investment purposes. The Trust acquired the shares of Common Stock as a gift for investment purposes.

      Except as disclosed below, the Reporting Persons have no present plans or proposals regarding:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer;

      (c)   a sale or transfer of a material amount of assets of the Issuer;

      (d) any change in the present board of directors or management of the Issuer, including any plans to change the number or term of directors except that the board may elect to fill an existing vacancy on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

      (i) the shares becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to those enumerated above.

      Notwithstanding the foregoing:

      (a) Mr. Pilkington is examining the potential of making acquisitions or proposing a merger, consolidation, joint venture or other business combination involving the Issuer or other similar actions; and in connection therewith may seek to cause the Issuer to issue shares of Common Stock in order to effect a merger, consolidation, joint venture or other business combination. In addition, Mr. Pilkington intends to propose an employee stock ownership plan that would involve the issuance of shares of Common Stock to employees. Mr. Pilkington reserves the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

      (b) The Trust will be engaging in an ongoing evaluation of the Issuer's financial condition, results of operations and prospects, other business and investment opportunities, general financial and economic conditions and the securities markets in general, as well as the Trust's financial condition, results of operations and long and short-term financial needs, to effect its exempt purpose. Based upon such considerations, the Trust reserves the right in the future to take or cause to be taken such actions, including one or more of the foregoing actions, with respect to its shares of Common Stock as it may deem appropriate.

Item 5 - Interest in Securities of the Issuer.

      (a) Mr. Pilkington and the Trust beneficially own 12,025,000 and 1,596,000 shares of Common Stock, respectively, representing approximately 45.8% and 6.1%, respectively, of the 26,250,000 shares of the Issuer's Common Stock outstanding as reported in publicly available information.

            As of the date hereof, the Reporting Persons do not beneficially own or have the right to acquire any additional shares of Common Stock.

            The Reporting Persons disclaim membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

      (b) Mr. Pilkington has sole voting and sole dispositive power with respect to 12,025,000 shares of Common Stock including: (i) in his individual capacity with respect to the 10,353,000 shares of Common Stock held by him directly, (ii) in his capacity as trustee to the Trust with respect to the 1,596,000 shares of Common Stock held by the Trust directly, and (iii) in his capacity as President and a director of the Foundation with respect to the 76,000 shares of Common Stock held by the Foundation directly.

      (c) Except for the transactions described above under Item 3, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

      (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of their respective shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

      (e)   Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

      Except as disclosed above the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to any securities of the Issuer.

Item 7 - Material to Be Filed as Exhibits.

            Exhibit A   Ownership Exchange Agreement, effective on January 17,
                        2005, by and among the Company, Family Home Health
                        Services, LLC, Kevin R. Ruark and James H. Pilkington
                        (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on March 16,
                        2005; File No. 000-32887).

            Exhibit B   Joint Filing Agreement dated March 29, 2005, by and
                        between James H. Pilkington and Pilkington Charitable
                        Remainder Unitrust.

                                    SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 29, 2005                   JAMES H. PILKINGTON

                                        /s/ James H. Pilkington
                                        ----------------------------------------
                                        Signature

                                        James H. Pilkington, Reporting Person
                                        ----------------------------------------
                                        Name/Title

                                        PILKINGTON CHARITABLE REMAINDER UNITRUST

                                        /s/ James H. Pilkington
                                        ----------------------------------------
                                        Signature

                                        James H. Pilkington, Trustee
                                        ----------------------------------------
                                        Name/Title

                                    EXHIBIT B

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this joint filing agreement as of March 29, 2005.

                                        JAMES H. PILKINGTON

                                        /s/ James H. Pilkington
                                        ----------------------------------------
                                        James H. Pilkington

                                        PILKINGTON CHARITABLE REMAINDER UNITRUST

                                        /s/ James H. Pilkington
                                        ----------------------------------------
                                        James H. Pilkington, Trustee